Media Release 5 May 2020

Exhibit 99.1
James Hardie Provides Strategic Business Update and Refines FY20 Guidance
Relentless focus on a safe and sustainable workplace
Strong liquidity and financial flexibility to manage through continued market volatility
Double digit volume growth in North America in Q4 FY20

James Hardie Industries plc (ASX: JHX), today provided an update on actions the Company has proactively taken since the pandemic was declared to ensure that its workplaces around the world are protected and secured for its thousands of employees. With 19 manufacturing plants in the U.S., Europe and Asia Pacific, the Company has instituted pandemic protocols in plants and workspaces around the globe, including strict social distancing policies, extensive disinfection processes, robust employee communications, procurement of required PPE, and ongoing well-being and hygiene support for our employees at work and at home.

“James Hardie employees have been incredibly dedicated and resilient during this very challenging time,” said James Hardie CEO, Dr. Jack Truong. “I want to express my gratitude to our team members and their families for their tireless commitment to the safety of themselves and one another. I am confident we will emerge from this crisis a stronger company.”
Business Update
James Hardie also shared an update on its global business, including additional detail on financial and operational performance.

“Two years ago, we established a strategic and scalable management system to drive sustainable and profitable growth. Now, the management system also proved to be critical to our ability to navigate through the global COVID-19 crisis,” said Dr. Truong. “By operating in a safe, sustainable and thoughtful manner, we continue to protect our employees, deliver value to our customers, minimize disruption to our plants and preserve liquidity in anticipation of a potentially prolonged period of market volatility.”
Refined FY20 Guidance
The Company narrowed its previous, guided range for FY20 Adjusted NOPAT from US$350 million – US$370 million to US$350 million – US$355 million, an increase from the prior year’s US$301 million. Refined guidance is driven by the following operating results in Q4 FY20:

•	Double digit volume growth in North America

•	Strong revenue growth in Europe

•	APAC results in line with expectations, driven by strong Australian business performance

•	Higher than anticipated integration and operational costs in Europe

•	Unplanned costs related to government-mandated closures of manufacturing plants in Spain, New Zealand and the Philippines.
Dr. Truong noted, “Since the COVID-19 crisis emerged, we have maintained a relentless focus on providing our teams with a safe and efficient workplace and a comprehensive management system with clearly defined and connected processes. This resulted in a strong finish to our fiscal year 2020 performance. Our strategic initiatives in North America continued to take hold as we drove significant growth in both our exteriors and interiors businesses in Q4FY20 and continued to deliver manufacturing cost improvements through our Hardie Manufacturing Operating System.”

Media Release: James Hardie Provides Strategic Business Update and Refines FY20 Guidance	1

Media Release 5 May 2020

Cash Management and Liquidity
To further strengthen the Company’s liquidity position and to manage market volatility, the Company is taking the following strategic measures:

•	The immediate suspension of dividends until further notice, as approved by the Board of Directors.

•	Adjusted FY21 Capital Expenditures to be in a range of US$80 – US$95 million, compared to a historic three-year, annual average of approximately US$240 million.

•
Will make its annual contributions to Asbestos Injuries Compensation Fund (AICF) in quarterly installments, versus one lump sum payment in July 2020, as allowed under the provisions of the Amended and Restated Final Funding Agreement (AFFA).

•	Implemented strategic cost-control measures globally. These include a hiring freeze and a significant reduction of non-essential and controllable expenses.

As of 30 April 2020, the Company’s liquidity position was US$578 million, an increase from US$510 million at 31 March 2020 and US$464 million at 31 December 2019. Its leverage ratio improved from 2.1x at 31 December 2019 to approximately 1.9x at 31 March 2020.

James Hardie CFO, Mr. Jason Miele, noted, “We remain well-positioned with sufficient liquidity to manage through a prolonged downturn, should that happen. Our strong sales performance in the fourth quarter along with our quick and decisive capital management and working capital actions helped increase our liquidity position to US$578 million as of 30 April 2020. Our relentless focus on these actions will help ensure strong liquidity and financial flexibility as we navigate through this crisis.”
Improving and Securing Global Operations
Consistent with the Company’s strategy to scale and modernize its global operations, the following changes to the global manufacturing footprint have been announced:

•	To better harmonize supply and demand in the North American market, the Company will close its Summerville, South Carolina, USA manufacturing plant.

•	Delayed commissioning of the Prattville, Alabama, USA manufacturing plant until FY22.

•
The move to a regional model for the manufacture and supply of fiber cement products for the New Zealand market. The Company will begin by entering into consultations with affected employees and their union. Ultimately, the Company intends to cease all manufacturing of products in New Zealand under this model and shift manufacturing from Penrose, New Zealand to its two plants in Australia: Rosehill and Carole Park. The Company would also expand the outsourcing of freight and logistics management, in New Zealand, to a third-party logistics provider. The sales, marketing, customer service and technical support teams would continue to be based locally in New Zealand to ensure that the Company is able to partner with customers and provide them with the service and support to which they are accustomed.

•	Closure of James Hardie Systems, the permanent formwork business based out of Cooroy, Australia, and the associated manufacturing plant in the middle of calendar year 2020.

•	The temporary closure of the Siglingen, Germany manufacturing plant to better match supply to demand in the short term in Europe.
In addition to the above noted operational actions, the Company reviewed its organizational structure and resourcing levels globally and made strategic adjustments to ensure it is well positioned to continue serving customers in this fast-changing market environment. As a result of realigning the global resources and closing the Summerville, Penrose and Cooroy plants as noted above, the Company expects to reduce its global workforce by approximately 375 employees.

“These decisions are always extremely difficult. Our leadership team took this action with considerable thoughtfulness, with the strategic objective of preserving and enhancing the global organization’s competitiveness over the long term,” said Dr. Truong.

Media Release: James Hardie Provides Strategic Business Update and Refines FY20 Guidance	2

Media Release 5 May 2020

Expected Impairment Charges
The actions regarding the Summerville, Penrose and Cooroy manufacturing plants will result in impairment expenses in the Company’s Q4 FY20 financial results. In addition to the impairments of these three manufacturing plants, the Company identified some non-core assets which have also been impaired as of 31 March 2020. The Company expects the total amount of non-cash impairment expenses to be approximately US$90 million in Q4 FY20, which is subject to the finalization of our annual independent audit of our financial statements. These non-cash impairment expenses will be excluded from Adjusted EBIT and Adjusted NOPAT in the FY20 financial results.

Full Year Fiscal Year 2020 and Q4 Fiscal Year 2020 Results Briefing
Management will conduct its Q4 FY20 results briefing on Tuesday 19 May 2020, 09:00 Sydney, Australia time. A teleconference and webcast will be available for analysts, investors and media, details will be announced shortly via the ASX.

Dr. Truong concluded, “Our strong fourth quarter finish completes a very positive year and demonstrates our ability to perform well in both growing and highly volatile markets. It also demonstrates that our commitment to the safety and well-being of our employees, accompanied by the appropriate discipline and adherence to execution of the strategic plan we set two years ago, is the right path forward. I am confident that we will emerge from this crisis even stronger as a company with a relentless focus on taking market share and commercializing high-impact innovations to deliver continued growth above market with consistently strong returns.”

This media release has been authorized by the James Hardie Board of Directors.

- End -

Investor, Analyst and Media Enquiries: Katie Spring and Josh Hochberg
Telephone:    +1 312 447 1925 and +1 917 848 7194
Email:        katie.spring@edelman.com
josh.hochberg@edelman.com

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.

Media Release: James Hardie Provides Strategic Business Update and Refines FY20 Guidance	3

Media Release 5 May 2020

Forward Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve

Media Release: James Hardie Provides Strategic Business Update and Refines FY20 Guidance	4

Media Release 5 May 2020

inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie Provides Strategic Business Update and Refines FY20 Guidance	5